1940 Act File No. 811-_____

     As filed with the Securities and Exchange Commission on March 1, 1996

                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                             FORM N-8A

        NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A)
                OF THE INVESTMENT COMPANY ACT OF 1940

               The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

         __________________________________________________________

     Name:  Huron Investment Fund, Inc.

     Address of Principal Business Office (No. & Street, City, State Zip Code):

     c/o Comerica Bank, 411 W. Lafayette Avenue, Detroit, Michigan   48226

     Telephone Number (including area code):  (313)222-4602

     Name and address of agent for service of process:

     James A. McIntosh, Comerica Bank, 411 W. Lafayette Avenue,
     Detroit, MI 48226

     _________________________________________________________________

     Check Appropriate Box:

               Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [ ] NO[X]

               Item 1.  Exact name of registrant.

                        Huron Investment Fund, Inc.

               Item 2.  Name of state under the laws of which
     registrant was organized or created and the date of such organization or creation.

                        Maryland - October 12, 1995

               Item 3.  Form of organization of registrant (for
     example, corporation, partnership, trust, joint stock company, association, fund).

                                Corporation

               Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

                             Management Company

               Item 5.  If registrant is a management company:

               (a) state whether registrant is a "closed-end" company or an "open-end" company;

                                 Closed-End

               (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company.

                                Diversified

               Item 6. Name and address of each investment adviser of registrant.

                              World Asset Management
                              480 Pierce Street
                              Birmingham, Michigan  48009

               Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

               Officers:

                              James A. McIntosh
                              Robert H. Bockrath II
                              David C. Gylfe
                              Julie A. Elya
                              Harish Raghavan
                              Bruce S. Gebhardt
                              Jeffrey B. Craig

               The business address of each of Messrs. McIntosh, Bockrath and Gylfe and Ms. Elya is Comerica Bank, 411 W. Lafayette Avenue, Detroit, Michigan 48226. The business address of each of Messrs. Raghavan, Gebhardt and Craig is Merrill Lynch & Co., 250 Vesey Street, North Tower, World Financial Center, New York, New York 10281-1613.

               Directors:

                              James A. McIntosh
                              411 W. Lafayette Avenue
                              Detroit, Michigan  48226

                              David C. Gylfe
                              411 W. Lafayette Avenue
                              Detroit, Michigan  48226

                              John F. Sase
                              18823 San Quentin
                              Lathrup Village, Michigan  48076

                              Donald J. Puglisi
                              1500 Casho Mill Road
                              Suite 3
                              P.O. Box 885
                              Newark, Delaware  19715

                              William R. Latham III
                              Department of Economics
                              University of Delaware
                              Newark, Delaware  19716

               Item 8. If registrant is an unincorporated investment company not having a board of directors:

               (a) state the name and address of each sponsor of registrant;

               (b) state the name and address of each officer and director of each sponsor of registrant;

               (c) state the name and address of each trustee and each custodian of registrant.

                               NOT APPLICABLE

               Item 9. (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

                                     No

               (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

                               NOT APPLICABLE

               (c) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).

                                     No

               (d) State whether registrant has any securities currently issued and outstanding (yes or no).

                                    Yes

               (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

               Number of beneficial owners of registrant's outstanding securities:
                                    One

               Name of any company owning 10 percent or more of registrant's outstanding voting securities:

                                    None

               Item 10. State the current value of registrant's total assets.

                                   $1,000

               Item 11.  State whether registrant has applied or
     intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

                                     No

               Item 12.  Attach as an exhibit a copy of the
     registrant's last regular periodic report to its securityholders, if any.

                               NOT APPLICABLE


                                 SIGNATURES

               Pursuant to the requirements of the Investment Company Act of 1940 the registrant has caused this notification of registration to be duly signed on its behalf of the city of Detroit and state of Michigan on the 1st day of March, 1996.

                              Signature:      Huron Investment Fund,  Inc.

                                     By:  /s/ James A. McIntosh
                                              James A. McIntosh

     Attest:  /s/ Robert H. Bockrath II
             Name:  Robert H. Bockrath II
             Title: Secretary